Susan W. Murley

+1 617 526 6832(t)

+1 617 526 5000(f)

susan.murley@wilmerhale.com

March 22, 2010

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attention:  Justin Dobbie and Kathryn McHale

Re:	The First Marblehead Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-Q for the Quarterly Report Ended December 31, 2009
File No. 001-31825

Ladies and Gentlemen:

This letter relates to the letter (the “Letter”) to our client, The First Marblehead Corporation (the “Company”), received on March 10, 2010, from Ms. Kathryn McHale, Attorney Advisor, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission.

In the letter, Ms. McHale requests that the Company submit to the Staff a response to the comments contained in the Letter within 10 business days or an indication from the Company as to when it intends to provide you with a response.  As discussed by telephone with Justin Dobbie of the Staff, and in light of the fact that the Company is focusing on quarter end related matters, we are requesting, on behalf of the Company, that the date by which the Company must respond to the Letter be extended to Wednesday, April 7, 2010.

If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact me at 617-526-6832.

Very truly yours,

/s/ Susan W. Murley
Susan W. Murley

cc:	Kenneth Klipper, The First Marblehead Corporation
Gregory M. Woods, Esq., The First Marblehead Corporation

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

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